Clifton Star Resources Inc.

Response to SEC Staff Comments

The following table addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated June 24, 2008 with regards to Clifton Star’s Registration Statement Amendment #1 on Form 20-F/A filed on May 27, 2008.

Comment Number	Page	Response

1		The current amendment has been updated with the most recent information available.

2	60-62 10	A discussion of the private placement of flow-through common shares has been added to the Material Contracts Discussion. The Risk Factor Discussion has been revised accordingly.

3		Copies of these agreements are being filed as exhibits to this Amendment.

Sincerely,

/s/  Harry Miller

Harry Miller

President